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Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza Suite 2500
Houston, TX 77046-1173
713 626 1919
www.invesco.com
June 11, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Investment Funds (Invesco Investment Funds) File Nos: 811-00546 and 033-19338
Dear Mr. Di Stefano:
     Below are responses to your comments, which we discussed on May 6, 2010, regarding Post-Effective Amendment No. 95 (the “Amendment”) to the AIM Investment Funds’ (Invesco Investment Funds’) (the “Registrant’s) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective June 14, 2010. The purpose of the Amendment is to register a new fund, Invesco Emerging Market Local Currency Debt Fund (the “Fund”). These comments and responses apply to Class A, B, C, R, Y and Institutional Class Shares of the Fund. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
1. Comment: Delete the following sentence on the cover page of the prospectus: “This prospectus contains important information about the Class A, B, C, R and Y shares of the Fund.” Make the corresponding deletion to the prospectus for the Institutional share class of the Fund.
     Response: The requested change has been made.
2. Comment: Delete the following footnoted disclosure from the Shareholder Fees table and add it as a parenthetical to the line item regarding Redemption/Exchange Fees: “You may be charged a [ ] fee if you redeem or exchange shares of the Fund within 31 days of purchase.”
     Response: The requested change has been made.

3. Comment: Disclose in the footnote applicable to the Fee Waiver and/or Expense Reimbursement line item in the Annual Fund Operating Expenses table the term of the Memorandum of Agreement.
     Response: The requested change has been made.
4. Comment: Add a footnote to the Other Expenses line item of the Annual Fund Operating Expenses table disclosing that because this is a new fund, the other expenses reflected are based on estimated amounts for the current fiscal year.
     Response: The requested change has been made.
5. Comment: Remove the word “may” in the Principle Investment Strategies section of the Fund. If the Fund will be investing in derivatives and options as part of its principle investment strategy, say it will do so.
     Response: The requested changes have been made; however the Registrant will add disclosure to clarify that at times the Fund will invest in derivatives and options.
6. Comment: Define the terms “quasi-sovereign” and “supranational.”
     Response: The requested change has been made. The Registrant has added disclosure explaining that quasi-sovereign debt securities are debt securities either explicitly guaranteed by a foreign government or whose majority shareholder is a foreign government. The Registrant has also added disclosure explaining that supranational bonds are bonds issued by an international organization designated or supported by two or more governmental entities and designed to promote economic reconstruction, development or international banking institutions.
7. Comment: Clarify your investment strategy.
     Response: The requested change has been made and this section has been redrafted.
8. Comment: What is your duration strategy? Explain how the portfolio managers use duration to evaluate risk.
     Response: The requested change has been made. Duration has been referenced as a tool used as part of the Fund’s principal investment strategy. The following definition for the term duration has also been added to the section: Duration is a measure of volatility expressed in years and represents the anticipated percent change in a bond’s price at a single point in time for a 1% change in yield. As duration increases, volatility increases as applicable interest rates change.
9. Comment: Are these securities speculative? If so, say so.
     Response: While the Fund does not have any credit quality constraints, the weighted average rating of its benchmark is investment grade. Accordingly, the Registrant will not be adding disclosure to the Fund’s Registration Statement to suggest that the Fund’s holdings are speculative.

10. Comment: Add disclosure regarding the risks of war, expropriation and nationalization. If these are not principle risks, say so.
     Response: The requested change has been made by adding disclosure of these risks to the Developing Markets Securities Risk risk-factor.
11. Comment: Will shareholders receive advanced notice to any change in the Fund’s investment objective.
     Response: Invesco Advisers typically does provide shareholders advanced notice of a change to a fund’s investment objectives. However, the Registrant does not wish to disclose what sort of notice it will provide as this may depend upon the facts and circumstances of any proposed change. The Registrant believes this approach is consistent with Item 9(a) of Form N-1A, which requires a statement of the fund’s investment objectives, and “if applicable, state that those objectives may be changed without shareholder approval.”
12. Comment: Describe or delete the following disclosure in the Objectives and Strategies sub-section of the prospectus: “The Fund may also invest in securities and other investments not described in this prospectus.”
     Response: The requested change has been made and the disclosure has been deleted in this section of the prospectus.
13. Comment: Add disclosure that Active Trading Risks result in added expenses.
     Response: The requested change has been made.
14. Comment: Add as the first risk to the section entitled Principal Risks of Investing in the Fund, “You can lose money by investing in the Fund.”
     Response: The requested change has been made.
15. Comment: Delete the clause, “or some combination of both” from the following disclosure in the Dividends and Distributions subsection, “The Fund expects, based on its investment objective and strategies, that its distributions, if any, will consist of ordinary income, capital gains, or some combination of both.”
     Response: The Registrant respectfully declines to take this comment as Section 19 of the Investment Company Act of 1940, as amended, specifically contemplates that dividend payments may come from more than one source.
16. Comment: Under the Fundamental Restrictions section of the SAI, please include narrative disclosure as to what is permitted under the 1940 Act at the present time.
     Response: The Registrant believes the requested change is addressed in the Non-Fundamental Restriction section of the SAI, which contains the following disclosure, intended to clarify the Fund’s fundamental restriction regarding borrowing: In complying with the fundamental restriction regarding borrowing money and issuing senior securities, the Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).

17. Comment: In the Fundamental Policies section, define “concentration” specifically rather than referring to the definition in the 1940 Act.
     Response: The Registrant believes the requested change is addressed in the Non-Fundamental Restriction section of the SAI, which contains the following disclosure, intended to clarify the definition of concentration under the 1940 Act: In complying with the fundamental restriction regarding industry concentration, the Fund may invest up to 25% of its total assets in the securities of issuers whose principal business activities are in the same industry.
18. Comment: Please provide a standard Tandy representation.
     Response: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-5770 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Melanie Ringold
Melanie Ringold, Esq.
Counsel

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